UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

CATHERINE LOUBIER

Québec Government Office

One Rockefeller Plaza, Suite 2600

New York, NY 10020-2102

Copies to:

ROBERT E. BUCKHOLZ Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	JEAN-HUGUES LAFLEUR Executive Vice President and Chief Financial Officer Hydro-Québec 75 René-Lévesque Boulevard West 5th Floor Montréal, Québec, Canada H2Z 1A4

*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 66, 85 and 87 of Exhibit 99.1 hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 66, 86 and 87 of Exhibit 99.1 hereto.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 85 to 87 of Exhibit 99.1 hereto.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.*

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

(3)	Total amount otherwise outstanding.

Not applicable.*

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

*No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

None. The item “floating indebtedness” refers to indebtedness with an original maturity of less than one year.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 48 to 84 of Exhibit 99.1 hereto.

7. (a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

EXHIBIT

The following exhibits should be filed as part of the annual report:

(a)	Copies of any amendments or modifications, other than such have been previously filed, to all exhibits previously filed other than annual budgets.

Not applicable.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b).

Not applicable.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body.

Not applicable.

This annual report comprises:

(a)	The cover page and pages numbered i to v consecutively.

(b)	The following exhibits:

99.1

Description of Hydro-Québec, dated as of April 9, 2021, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2020, as approved by the Board of Directors of Hydro-Québec on February 12, 2021.

23.1	Consent of KPMG LLP, Ernst & Young LLP and the Auditor General of Québec.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montréal, Canada, on the 9th day of April, 2021.

HYDRO-QUÉBEC
(Name of Registrant)

By: /s/ Jean-Hugues Lafleur
Jean-Hugues Lafleur
Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibits	Description

99.1	Description of Hydro-Québec, dated as of April 9, 2021, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2020, as approved by the Board of Directors of Hydro-Québec on February 12, 2021.

23.1	Consent of KPMG LLP, Ernst & Young LLP and the Auditor General of Québec.

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